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	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number 3235-0123
Washington, D. C. 20549	Expires January 31, 2007
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC·RECEIVED MAR - 1 2005 PROCESSING

Hours per response 12.00

SEC FILE NUMBER
8-36566

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2004** AND ENDING **DECEMBER 31, 2004**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

R D M SECURITIES, INC.   FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

25 BROAD STREET 191

NEW YORK,	**NEW YORK**	**10004**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SALLY REGLOS   **(212) 217 - 9842**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

PROCESSED MAR 1 8 2005 THOMSON FINANCIAL

132 Nassau Street, Suite 1023	New York	NY	10038

  X   **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an
independent public accountant must be supported by a statement of facts and circumstances relied on as the
basis for the exemption. See section 240.17a-5(e) (2).

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, *ROBERT D. MacGILVRAY,* swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *R D M SECURITIES, INC.,* as of *DECEMBER 31, 2004,* are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X _____
Signature

_____
Title

X _____
Notary Public

Frances Bisogne
Notary Public State of NY
4512729 Cert. in NY County
Commission Expires 6/30/04 o7

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NAME OF ORGANIZATION:_____*RDM SECURITIES, INC.*_____

ADDRESS: _____*25 Broad Street, New York, NY 10005*_____

DATE:_____**DECEMBER 31, 2004**_____

NEW YORK STOCK EXCHANGE, INC.
20 BROAD STREET - 23rd Floor
NEW YORK, N.Y. 10005

Att: Member Firms Department

Gentlemen:

WE, THE UNDERSIGNED **members or allied members** of *RDM SECURITIES, INC.* caused an audit to be made in accordance with the prescribed regulations and have arranged for the prescribed financial report based upon such audit.

We hereby certify that, to the best of our knowledge and belief, the accompanying financial report prepared as of **DECEMBER 31, 2004** represents a true and correct financial statement of our organization and that the report will promptly be made available to those members and allied members whose signatures do not appear below.

I, *ROBERT D. MacGILVRAY,* swear that to the best of my knowledge and belief, the

accompanying financial statements and supporting schedule(s) pertaining to the Firm of

R D M SECURITIES, INC., as of *DECEMBER 31, 2004,*

are true and correct. I further swear that neither the Company nor any partner, proprietor,

principal officer, director or member has any proprietary interest in any account classified

solely as that of customer, except as follows:

No Exceptions

_____
(Signature)

_____
(Title)

_____
(Notary Public)

RDM SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 585
Due from clearing broker	153,337
Commissions receivable	119,716
Other assets	1,582
Total assets	$ 275,220

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$ 106,357
Total liabilities	106,357

Commitments and Contingencies (Notes 4 and 5)

Stockholders' Equity (Note 6)

Common stock, no par value; 200 shares unauthorized;

30 shares issued and outstanding	10,000
Additonal paid-in capital	79,255
Retained earnings	79,608
Total stockholders' equity	168,863
Total liablities and stockholders' equity	$ 275,220

The accompanying notes are an integral part of this statement.

Note 1 -   **Nature of Business**

RDM Securities, Inc. (The "Company") is a New York State corporation formed for the purpose of conducting business as a broker on the floor of the New York Stock Exchange. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

Note 2 -   **Summary of Significant Accounting Policies**

a)   *Revenue Recognition*
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

b)   *Income Taxes*
The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

c)   *Cash and Cash Equivalents*
The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d)   *Equipment*
Equipment is carried at cost and is depreciated over a useful life of 5-7 years using accelerated methods.

e)   *Use of Estimates*
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3 -   **Profit Sharing Plan**

The Company is a sponsor of a defined contribution profit sharing plan for its eligible employees. Contributions to the plan, if any, are determined by the employer and come out of its current accumulated profits. The employer's contribution for any fiscal year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS Code Section 404, as amended, or replaced from time to time. The Company's liability to the plan for the year ended December 31, 2004 was $ -0-.

RDM SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

Note 4 -   **Commitments and Contingencies**

Seat Lease
The Company leases two seats on the New York Stock Exchange. One lease expires in December 2005 and calls for payments of $5,000 per month. The second lease expires in September 2005 and calls for payments of $8,333 per month.

Office Lease
The Company leases its premises under a lease expiring February 28, 2004. At December 31, 2004, the minimum rental commitment before escalations under the lease is as follows:

Year	Amount
2005	$ 8,590

Note 5 -   **Financial Instruments with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customer' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 6 -   **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2004, the Company had net capital of $167,281, which was $67,281 in excess of its required net capital of $100,000. The Company's net capital ratio was 108.41%.

A copy of the Firm's statement of Financial Condition as of December 31, 2004, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
RDM Securities, Inc.
25 Broad Street
New York, NY 10004

We have audited the accompanying statement of financial condition of RDM Securities, Inc. as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of RDM Securities, Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 7, 2004